August 15, 2019	Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156, 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 30, 2019, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 196 under the Securities Act of 1933, as amended, and Amendment No. 148 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 14, 2019, accession no. 0001133228-19-003775 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R6, and Class NAV shares of John Hancock Alternative Risk Premia Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Cover Page Comments

1.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the appropriate prospectus and the SAI when such class is offered to the general public.

K&L Gates LLP

State Street Financial Center    One Lincoln Street    Boston    MA 02111

T +1 617 261 3100  F +1 617 261 3175  klgates.com

Prospectus Comments

2.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares,” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

3.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

5.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, with respect to footnote 2, please confirm and state supplementally whether the expense limitation arrangement may be terminated before its expiration date and, if so, by whom and under what circumstances. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response — Supplementally, the Trust notes that management does not have the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date and that waived or reimbursed expenses are not subject to recoupment by the adviser.

6.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers are reflected for only one year.

Response — The Trust confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment:

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7.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the “The manager will allocate to Alternative Risk Premia across a range of asset classes comprising equities, fixed income, credit, foreign currencies, and commodities.” Please disclose if there is a target allocation for each of these asset classes.

Response — The Fund does not have any target allocations for the asset classes identified. Therefore, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the “Exposure to these asset classes may be implemented directly or indirectly by investing in … (iii) affiliated investment companies, including ETFs, that currently exist or that may become available for investment in the future for which John Hancock or an affiliate (now or in the future) acts as investment adviser or principal underwriter … “ (Emphasis added.) Supplementally, please explain why the Trust added the emphasized disclosure.

Response — The Trust included the emphasized disclosure to inform potential investors that the Fund may utilize current or future existing affiliated ETF vehicles in the pursuit of its principal investment strategies.

9.	Comment — With respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

10.	Comment — The Fund states under “Fund summary — Principal investment strategies” that “The fund’s exposure to equities includes securities of U.S. and non-U.S. issuers and equity indices representing the U.S. and non-U.S. countries, including emerging markets.” Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country.

Response — In response to the Staff’s comment, the Trust will add the following disclosure following the disclosure noted by the Staff:

The manager will consider, but is not limited to, the MSCI market classifications in determining whether a country is a developed or emerging market country.

11.	Comment — The Fund states under “Fund summary — Principal investment strategies” that “In order to minimize market impact and reduce trading costs, where applicable, the manager will utilize a proprietary approach to algorithmic trading.” Please supplementally elaborate on what this approach entails.
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Response — Supplementally, the Trust describes the Fund’s algorithmic trading strategy as a systematic process in which the subadvisor analyzes and evaluates various marketplace factors prior to executing a purchase or sale of an investment for the Fund, including, but not limited to, the liquidity and price volatility of the investment. The strategy seeks to quantify the potential change in the market value of a given investment that may result from a transaction in light of the transaction’s expected cost in order to determine the optimal time to execute the transaction.

12.	Comment — The Fund states under “Fund summary — Principal investment strategies” that “Carry styles seek to capitalize on the tendency for higher yielding assets to outperform lower yielding assets.” Please revise this disclosure using plain English.

Response — In response to the Staff’s comment, the Trust has revised the disclosure under “Fund summary — Principal investment strategies” as follows:

Carry styles seek to capitalize on the tendency for a higher-yielding asset (e.g., a below investment grade bond (a “junk bond”)) to outperform a lower-yielding asset (e.g., an investment grade bond).

Additionally, the Trust has revised the corresponding disclosure under “Fund details — Principal investment strategies” as follows:

Carry styles seek to capitalize on the tendency for a higher-yielding asset (e.g., a below investment grade bond (a “junk bond”)) to outperform a lower-yielding asset (e.g., an investment grade bond). The term “carry” generally refers to the income associated with owning an asset, e.g., the coupon received from holding a long bond position or the interest rate collected from holding a currency. Carry styles seek to extract differences in yield from various individual assets within the same asset class, such as by taking long positions in higher yielding assets and short positions in lower yielding assets. An example of a carry measure would be selecting bonds based on their interest rates.

13.	Comment — Please disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response — Supplementally, the Trust confirms that the Amendment includes this disclosure.

14.	Comment — Please disclose: (1) whether the Fund with the Subsidiary has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from its Subsidiary is qualifying income; and (2) if the Fund has not received a private letter ruling, please disclose its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
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Response — Supplementally, the Trust notes that it has not received a private letter ruling from the IRS stating that undistributed income derived from its Subsidiary is qualifying income. The Trust further notes that it is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income, but that it believes such opinion is not necessary as Regulations recently issued by the IRS clarify that the annual net profit, if any, realized by such a subsidiary and imputed for income tax purposes to the Fund will constitute qualifying income whether or not the imputed income is distributed by the subsidiary to the Fund. The Trust further notes that the new Regulations remove the uncertainty that existed as a result of previously proposed regulations that provided a different conclusion. However, in response to the Staff’s comment, the Trust has replaced the “Tax risk” disclosure in the “Fund details” section under the heading “Principal risks of investing” with the following:

Tax Risk

In order for the fund to satisfy tax requirements applicable to regulated investment companies, the fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income. Commodity-related investments generally generate income that is not from a qualified source for purposes of meeting this 90% test. The rules regarding the extent to which income, if any, realized by a wholly owned non-U.S. subsidiary (such as the Subsidiary) of the fund and included in the fund’s annual income for U.S. federal income tax purposes, but that is not currently repatriated to the fund, will constitute qualifying income have been clarified by Regulations recently issued by the IRS. Those Regulations provide that the annual net profit, if any, realized by such a subsidiary and imputed for income tax purposes to the fund will constitute qualifying income whether or not the imputed income is distributed by the subsidiary to the fund. The new Regulations remove the uncertainty that existed as a result of previously proposed regulations that provided a different conclusion. The tax treatment of commodity-related investments and income from the Subsidiary may be adversely affected by future legislation, Treasury Regulations and/or guidance issued by the IRS that could affect the character, timing and/or amount of the fund’s taxable income or any gains and distributions made by the fund.

15.	Comment — Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response — The Trust so confirms.

16.	Comment — Please confirm in correspondence that: (1) the Subsidiary’s management fee, including any performance fee, will be included in the “Management fee” line item of the Fund’s “Annual fund operating expenses table” and that the Subsidiary’s expenses will be included in the “Other expenses” line item of the Fund’s “Annual fund operating expenses table;” (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
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Response — The Trust so confirms.

17.	Comment — Under “Fund summary — Principal risks,” please add short sales risk.

Response — The Trust will make the requested change.

18.	Comment — Under “Fund summary — Principal risks,” please add value investing risk.

Response — The Trust notes that the disclosure under the heading “Equity securities risk” in the “Fund summary - Principal risks,” states that “Securities that the manager believes are undervalued may never realize their full potential value, and in certain markets value stocks may underperform the market as a whole.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518#.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

20.	Comment — Under “Fund summary — Principal risks,” please consider providing “Currency risk” as a separate risk.

Response — The Trust notes that the risk disclosure is standard across all funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — Under “Fund details — Principal investment strategies,” per Item 9(a) of Form N-1A, please state the investment objective of the Fund.

Response — The Trust will make the requested change.

22.	Comment — Under “Fund details — Principal risks,” please expand upon “Commodity risk.”

Response — In response to the Staff’s comment, the Trust has revised the disclosure under the heading “Fund details - Commodity risk” as follows:

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The market price of commodity investments may be volatile due to fluctuating demand, supply disruption, speculation, and other factors. Certain commodity investments may have no active trading market at times. The value of commodities investments will generally be affected by overall market movements and factors specific to a particular industry or commodity, which may include weather, embargoes, tariffs, and health, political, international and regulatory developments. Economic and other events (whether real or perceived) can reduce the demand for commodities, which may reduce market prices and cause the value of shares of the fund to fall. Exposure to commodities and commodities markets may subject the fund to greater volatility than investments in traditional securities. Certain types of commodities instruments (such as total return swaps and commodity-linked notes) are subject to the risk that the counterparty to the instrument will not perform or will be unable to perform in accordance with the terms of the instrument. To the extent commodity-related investments are held through the Subsidiary, the Subsidiary is not subject to U.S. laws (including securities laws) and their protections. The Subsidiary is subject to the laws of the Cayman Islands, a foreign jurisdiction, and may be affected by developments in that jurisdiction.

23.	Comment — Under “Fund details — Principal risks of investing,” please update the disclosure under the heading “Economic and market events risk” regarding China’s economic slowdown. In addition, if the Fund expects to invest in Chinese yuan, please include appropriate disclosure.

Response — In response to the first portion of the Staff’s comment, the Trust notes that it monitors developments in the financial markets, both domestic and foreign, and periodically updates its related disclosures. Therefore, the Trust confirms the disclosure is accurate and reasonably current and respectfully declines to make any changes in response to this comment.

In response to the second portion of the Staff’s comment, the Trust will add appropriate risk disclosure relating to investing in the Chinese yuan.

Part C Comments

24.	Comment — Please confirm that all applicable exhibits have been filed with respect to the Fund.

Response — The Trust confirms that all applicable exhibits either have been filed or will be filed with the next amendment to the Trust’s registration statement.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Mara Moldwin, Assistant Secretary of the Trust
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Appendix A

Fee Schedules

Alternative Risk Premia Fund – Class A, C and I

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares, which are not reflected in the table and example below. More information about these and other discounts is available from your financial representative and on pages 18 to 20 of this prospectus under “Sales charge reductions and waivers” or pages 84 to 88 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I
Management fee	1.00	1.00	1.00
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00
Total other expenses[1]	0.58	0.58	0.58
Total annual fund operating expenses	1.83	2.58	1.58
Contractual expense reimbursement[2]	–0.01	–0.01	–0.01
Total annual fund operating expenses after expense reimbursements	1.82	2.57	1.57

1	”Other expenses” have been estimated for the fund’s first year of operations.
2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I
Shares		Sold	Not Sold
1 year	676	360	260	160
3 years	1,046	802	802	498
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Alternative Risk Premia Fund – Class NAV

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	1.00
Other expenses[1]	0.46
Total annual fund operating expenses	1.46
Contractual expense reimbursement[2]	–0.01
Total annual fund operating expenses after expense reimbursements	1.45

1	”Other expenses” have been estimated for the fund’s first year of operations.
2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	148
3 years	461

Alternative Risk Premia Fund – Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	R6
Management fee	1.00
Distribution and service (Rule 12b-1) fees	0.00
Total other expenses[1]	0.47
Total annual fund operating expenses	1.47
Contractual expense reimbursement[2]	–0.01
Total annual fund operating expenses after expense reimbursements	1.46

1	”Other expenses” have been estimated for the fund’s first year of operations.
2	The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those

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periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	R6
Shares
1 year	149
3 years	464
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